82-4918

LOBLAW COMPANIES LIMITED

THIRD QUARTER REPORT

40 WEEKS ENDED OCTOBER 4, 2003

03 NOV 24 AM 7:21

03037656

more in store

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SUPPL


meals to go
fresh
Organics
Organics
WHEAT & OAT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third quarter 2003 basic net earnings per common share for Loblaw Companies Limited ("Loblaw" or the "Company") increased 16.2% to 79 cents from the 68 cents earned in 2002. Sales increased 6.9% to $7.7 billion and operating income increased 14.7% to $397 million. Loblaw continues to focus on the execution of its operating and financial strategies.

RESULTS OF OPERATIONS

SALES Sales for the third quarter increased 6.9%, to $7.7 billion, from $7.2 billion in the same quarter last year. All regions experienced sales growth over the prior year in line with expectations. New store construction was delayed through much of the summer in Ontario, pending the completion of negotiations with several unions. Construction has now recommenced, which will bring with it increased sales growth. Loblaw continues to invest strategically in lower prices in its markets.

The increase in third quarter sales resulted from 4.3% same-store sales growth in the quarter and, over the latest four quarters, a 1.9 million increase in net retail square footage from 66 new corporate and franchised stores opened net of 57 stores closed. During the third quarter of 2003, 14 new corporate and franchised stores were opened and 18 stores were closed resulting in a net increase of .3 million square feet.

For the first three quarters of the year, sales of $18.8 billion were 8.1% ahead of last year from same-store sales growth of 5.0% coupled with the new store activity. In the first three quarters, a total of 39 new corporate and franchised stores were opened and 41 stores were closed, resulting in a cumulative net increase of .9 million square feet.

Consistent with 2002 and the first two quarters of 2003, national food price inflation remained low with some cost increases in the bakery and grocery categories partially offset by a decrease in produce.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING INCOME Operating income for the third quarter increased $51 million, or 14.7%, to $397 million. Operating margin for the quarter improved to 5.2% from 4.8% in 2002. Operating income for 2003 year-to-date increased $130 million, or 15.2%, to $984 million, with an operating margin of 5.2% as compared to 4.9% in the corresponding period in 2002. EBITDA margin for the quarter and year-to-date improved to 6.8% and 6.8% from 6.3% and 6.4% in 2002, respectively. An improvement in overall sales mix management at the store level, a focus on administrative cost control and operating efficiencies and reduced product costs from buying synergies partially offset by investments in lower selling prices and higher defined benefit pension plan costs, contributed to the net improvement in margins.

During the third quarter, the Company was impacted by a significant power interruption in Ontario and by the effects of a hurricane in Atlantic Canada. The Company maintains insurance coverage which provides for the reimbursement of losses resulting from these events; therefore, the third quarter results were not materially affected.

INTEREST EXPENSE For the third quarter, interest expense increased $12 million, or 24.0%, to $62 million from $50 million in the same period in 2002 as a result of an increase in average long term and short term borrowing levels. Other long term interest for the same period includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $12 million (2002 – $13 million). During the third quarter, $11 million (2002 – $9 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date increased $21 million to $144 million from $123 million in 2002 also as a result of an increase in average long term and short term borrowing levels.

INCOME TAXES Loblaw's effective income tax rate decreased to 34.9% from 36.5% for the third quarter and to 34.4% year-to-date from 36.7% in the same period in 2002 as a result of declining Canadian federal and provincial income tax rates and the income tax impact of fair valuing the Company's equity forwards.

NET EARNINGS Net earnings for the third quarter increased $30 million, or 16.0%, to $218 million from $188 million in 2002 and increased 19.0% to $551 million year-to-date. Basic net earnings per common share for the third quarter increased 11 cents, or 16.2%, to 79 cents from 68 cents in 2002 and increased 32 cents, or 19.0%, to $2.00 year-to-date.

FINANCIAL CONDITION

FINANCIAL RATIOS Loblaw continued to maintain a strong financial position. The net debt to equity ratio of .81:1 at the end of the third quarter of 2003 compared to .78:1 in the same period of 2002. The increase in the net debt to equity ratio resulted from increased funding requirements mainly due to defined benefit pension plan contributions and working capital, principally accounts receivable as a result of a general sales increase, and inventory as the Company continues its development of general merchandise categories and prepares for upcoming seasonal requirements in these categories. Consistent with prior years' trends, Loblaw expects its net debt to equity ratio to improve in the fourth quarter. Shareholders' equity increased $386 million year-to-date, or 9.4%, to $4.5 billion. The interest coverage ratio of 6.8 times compared to 6.9 times at the end of the third quarter in 2002.

The success of Loblaw's capital investment program is demonstrated by the rolling year return on average total assets at the end of the third quarter of 2003, increasing to 14.1% compared to 13.7% for the comparable period of 2002 and to 13.7% at year end 2002. The rolling year return on average shareholders' equity at the end of the third quarter, increased to 19.4% compared to 18.7% for the comparable period of 2002 and to 18.9% at year end 2002, mainly due to increased earnings.

COMMON DIVIDENDS As declared by Loblaw's Board of Directors in the third quarter, a quarterly dividend of 15 cents per common share was paid on October 1, 2003.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES In the third quarter of 2003 cash flows from operating activities were $320 million compared to $352 million in the third quarter of 2002. On a year-to-date basis, cash flows from operating activities were $479 million compared to $473 million in 2002. The quarter decrease resulted mainly from a change in non-cash working capital, primarily accounts receivable and general merchandise inventories as well as an increase in defined benefit pension plan contributions of $40 million. Year-to-date defined benefit pension plan contributions increased to $84 million from $5 million in 2002.

On an annual basis, the cash flows from operating activities are expected to fund a substantial portion of Loblaw's 2003 capital investment program of approximately $1.3 billion.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CASH FLOWS USED IN INVESTING ACTIVITIES In the third quarter of 2003 cash flows used in investing activities were $820 million compared to $664 million in 2002. On a year-to-date basis, cash flows used in investing activities were $1,040 million compared to $920 million in 2002.

Capital investment amounted to $405 million (2002 – $353 million), for the third quarter and $830 million (2002 – $706 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

In the third quarter President's Choice Bank, a wholly owned subsidiary of the Company, securitized $28 million (2002 – $110 million) of credit card receivables, under its securitization program, and $182 million (2002 – $184 million) year-to-date. The securitizations yielded a minimal loss based on assumptions consistent with those disclosed in Note 5 to the consolidated financial statements included in the Company's 2002 Annual Report.

CASH FLOWS FROM FINANCING ACTIVITIES In the third quarter of 2003 cash flows from financing activities were $182 million compared to $94 million in 2002. On a year-to-date basis, cash flows from financing activities were $556 million compared to $421 million in 2002. The change is primarily due to the issuance of long term debt and commercial paper.

During the first quarter of 2003, Loblaw issued $200 million of 6.54% Medium Term Notes ("MTN") due 2033 pursuant to its 2001 Base Shelf Prospectus. Loblaw's 2001 Base Shelf Prospectus expired on May 24, 2003. During the second quarter of 2003, Loblaw filed a Base Shelf Prospectus, which permits the Company to issue an aggregate principal amount of up to $1.0 billion of MTN. Under this new 2003 Base Shelf Prospectus, Loblaw issued $200 million of 6.05% MTN due 2034 during the second quarter and issued $55 million of 5.86% MTN due 2043 during the third quarter. The Company also repaid its $100 million 6.60% MTN which matured during the second quarter. The Company currently has $745 million of MTN available to be issued.

During the first quarter, Loblaw renewed its Normal Course Issuer Bid ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,765,935 of its common shares, representing approximately 5% of its common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

Pursuant to its NCIB, Loblaw purchased for cancellation 730,000 of its common shares for $41 million and entered into equity forwards to buy 1,103,500 of its common shares during the first quarter. The Company purchased for cancellation 56,800 of its common shares for $4 million during the third quarter and a further 71,900 of its common shares for $4 million subsequent to quarter end.

RISKS AND RISK MANAGEMENT

Operating and financial risks and risk management strategies, as disclosed in the Company's 2002 Annual Report on pages 33 to 38 of the Management's Discussion and Analysis ("MD&A"), remain substantially unchanged.

ACCOUNTING STANDARDS IMPLEMENTED IN 2003

Effective December 29, 2002, Loblaw implemented Accounting Guideline 14 – "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants (see Note 9 to the unaudited interim period consolidated financial statements). This guideline requires the Company to disclose significant information about guarantees it has provided without regard to the likelihood that the Company will have to make any payments under those guarantees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTLOOK

Loblaw continues to focus on the execution of its operating and financial strategies. Sales and earnings growth rates for the remaining quarter of 2003 are expected to remain strong, supported by the continuation of its capital investment program, good cash flow generation and a solid financial position.

W. Galen Weston
CHAIRMAN

John A. Lederer
PRESIDENT

Toronto, Canada
November 6, 2003

This quarterly MD&A should be read in conjunction with the Company's 2003 unaudited interim period consolidated financial statements and the accompanying notes and the Company's 2002 Annual Report. A glossary of terms used throughout this Quarterly Report can be found on page 60 of the Company's 2002 Annual Report. In addition, this Quarterly Report includes the following terms: rolling year return on average total assets which is defined as operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments and rolling year return on average shareholders' equity which is defined as net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity.

The Company has included information on EBITDA because it believes certain readers of this Quarterly Report use this measure as a means of measuring financial performance. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies. This measure should not be construed as an alternative to other earnings measures determined in accordance with Canadian GAAP. The following table reconciles EBITDA to the Canadian GAAP measures reported in the Consolidated Statements of Earnings for the periods ended October 4, 2003 and October 5, 2002.

	16 Weeks		40 Weeks	
($ millions)	2003	2002	2003	2002
Operating income	$ 397	$ 346	$ 984	$ 854
Depreciation	122	109	299	268
EBITDA	$ 519	$ 455	$ 1,283	$ 1,122

FORWARD-LOOKING STATEMENTS This Quarterly Report, including this MD&A, contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategies. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and cost of raw materials, fuels and utilities, the results of the Company's on-going efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in the regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Operating and Financial Risks and Risk Management sections of the MD&A included in the Company's 2002 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

40 weeks ended October 4, 2003 and October 5, 2002	16 Weeks		40 Weeks	
($ millions except where otherwise indicated)	2003	2002	2003	2002
SALES	$ 7,673	$ 7,178	$18,847	$17,437
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses	7,154	6,723	17,564	16,315
Depreciation	122	109	299	268
	7,276	6,832	17,863	16,583
OPERATING INCOME	397	346	984	854
Interest Expense (note 2)	62	50	144	123
EARNINGS BEFORE INCOME TAXES	335	296	840	731
Income Taxes	117	108	289	268
NET EARNINGS	$ 218	$ 188	$ 551	$ 463
NET EARNINGS PER COMMON SHARE ($) (note 4)				
Basic	$ .79	$ .68	$ 2.00	$ 1.68
Diluted	$ .79	$ .68	$ 1.99	$ 1.67

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

40 weeks ended October 4, 2003 and October 5, 2002	40 Weeks	
($ millions except where otherwise indicated)	2003	2002
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 2,929	$ 2,375
Impact of implementing new accounting standard		(25)
Net earnings	551	463
Premium on common shares purchased for cancellation (note 7)	(42)	(5)
Dividends declared per common share – 45¢ (2002 – 36¢)	(124)	(99)
RETAINED EARNINGS, END OF PERIOD	$ 3,314	$ 2,709

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

($ millions)	As at October 4, 2003 (unaudited)	As at December 28, 2002
ASSETS		
Current Assets		
Cash and cash equivalents (note 5)	$ 669	$ 823
Short term investments (note 5)	490	304
Accounts receivable	630	605
Inventories	1,836	1,702
Future income taxes	101	68
Prepaid expenses and other assets	42	24
Total Current Assets	3,768	3,526
Fixed Assets	6,104	5,587
Goodwill	1,599	1,599
Future Income Taxes	6	15
Other Assets	533	383
TOTAL ASSETS	$12,010	$11,110
LIABILITIES		
Current Liabilities		
Commercial paper	$ 938	$ 533
Accounts payable and accrued liabilities	2,232	2,336
Income taxes	115	179
Long term debt due within one year (note 6)	6	106
Total Current Liabilities	3,291	3,154
Long Term Debt (note 6)	3,861	3,420
Future Income Taxes	135	68
Other Liabilities	213	344
TOTAL LIABILITIES	7,500	6,986
SHAREHOLDERS' EQUITY		
Common Share Capital (note 7)	1,196	1,195
Retained Earnings	3,314	2,929
TOTAL SHAREHOLDERS' EQUITY	4,510	4,124
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$12,010	$11,110

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
(unaudited)

40 weeks ended October 4, 2003 and October 5, 2002	16 Weeks		40 Weeks	
($ millions)	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net earnings	$ 218	$ 188	$ 551	$ 463
Depreciation	122	109	299	268
Future income taxes	14	6	25	15
Change in non-cash working capital	(14)	29	(371)	(318)
Other	(20)	20	(25)	45
CASH FLOWS FROM OPERATING ACTIVITIES	320	352	479	473
INVESTING ACTIVITIES				
Fixed asset purchases	(405)	(353)	(830)	(706)
Short term investments	(373)	(306)	(210)	(216)
Proceeds from fixed asset sales	1	8	9	20
Credit card receivables, after securitization	(9)	4	68	(13)
Franchise investments and other receivables	(23)	(12)	(59)	1
Other	(11)	(5)	(18)	(6)
CASH FLOWS USED IN INVESTING ACTIVITIES	(820)	(664)	(1,040)	(920)
FINANCING ACTIVITIES				
Bank indebtedness				(95)
Commercial paper	212	164	405	515
Long term debt – Issued (note 6)	55		455	200
– Retired (note 6)	(1)		(102)	(66)
Common share capital – Issued (note 8)	1		2	
– Retired (note 7)	(4)	(5)	(45)	(5)
Dividends	(83)	(66)	(157)	(127)
Other	2	1	(2)	(1)
CASH FLOWS FROM FINANCING ACTIVITIES	182	94	556	421
Effect of foreign currency exchange rate changes on cash and cash equivalents (note 5)	7		(149)	19
Change in Cash and Cash Equivalents	(311)	(218)	(154)	(7)
Cash and Cash Equivalents, Beginning of Period	980	786	823	575
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 669	$ 568	$ 669	$ 568

See accompanying notes to the unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the period ended December 28, 2002. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

COMPARATIVE INFORMATION Certain prior period's information was reclassified to conform with the current period's presentation.

NOTE 2. INTEREST EXPENSE

	16 Weeks		40 Weeks	
($ millions)	2003	2002	2003	2002
Interest on long term debt	$ 82	$ 77	$ 200	$ 190
Other long term interest	(12)	(13)	(34)	(29)
Net long term interest	70	64	166	161
Net short term interest	3	(5)	3	(15)
Capitalized to fixed assets	(11)	(9)	(25)	(23)
Interest expense	$ 62	$ 50	$ 144	$ 123

Net interest paid in the third quarter and year-to-date was $41 million and $144 million (2002 – $24 million and $120 million), respectively.

NOTE 3. INCOME TAXES

Net income taxes paid in the third quarter and year-to-date were $92 million and $312 million (2002 – $67 million and $261 million), respectively.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. BASIC AND DILUTED NET EARNINGS PER COMMON SHARE

	16 Weeks		40 Weeks	
	2003	2002	2003	2002
Net earnings ($ millions)	$ 218	$ 188	$ 551	$ 463
Weighted average common shares outstanding (in millions)	275.5	276.2	275.5	276.2
Dilutive effect of stock-based compensation (in millions)	1.9	1.9	1.6	1.9
Diluted weighted average common shares outstanding (in millions)	277.4	278.1	277.1	278.1
Basic net earnings per common share ($)	$ .79	$ .68	$ 2.00	$ 1.68
Dilutive effect of stock-based compensation per common share ($)			(.01)	(.01)
Diluted net earnings per common share ($)	$ .79	$ .68	$ 1.99	$ 1.67

NOTE 5. CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company recorded an unrealized foreign currency exchange rate loss of $172 million year-to-date as a result of translating its United States dollar denominated cash, cash equivalents and short term investments of which $149 million related to cash and cash equivalents. The resulting change in cash, cash equivalents and short term investments is offset by the unrealized foreign currency exchange rate gain on the Company's cross currency basis swaps which was recorded in other assets.

NOTE 6. LONG TERM DEBT

During the first quarter of 2003, the Company issued $200 million of 6.54% Medium Term Notes ("MTN") due 2033. The Company issued $200 million of 6.05% MTN due 2034 and repaid its $100 million 6.60% MTN during the second quarter and issued $55 million of 5.86% MTN due 2043 during the third quarter.

NOTE 7. COMMON SHARE CAPITAL

	16 Weeks		40 Weeks	
(in millions)	2003	2002	2003	2002
Actual common shares outstanding	**275.3**	276.2	**275.3**	276.2
Weighted average common shares outstanding	**275.5**	276.2	**275.5**	276.2

NORMAL COURSE ISSUER BIDS ("NCIB") During the first quarter, the Company purchased for cancellation 730,000 of its common shares for $41 million and entered into equity forwards to buy 1,103,500 of its common shares, at an average forward price of $56.39 per common share with an initial term of 10 years, pursuant to its NCIB.

During the third quarter, the Company purchased for cancellation 56,800 of its common shares for $4 million, pursuant to its NCIB. Subsequent to quarter end, the Company purchased for cancellation 71,900 of its common shares for $4 million.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. STOCK-BASED COMPENSATION

STOCK OPTION PLAN During the first quarter, the Company granted 2,367,746 stock options to 196 employees with an exercise price of $53.60 per common share under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee. No new stock options were granted during the second and third quarter. Subsequent to quarter end, the Company granted 20,000 stock options with an exercise price of $61.95 per common share under its existing stock option plan.

During the first three quarters of 2003, the Company issued 93,200 common shares for cash consideration of $2 million on the exercise of stock options and paid the share appreciation value of $10 million (2002 – $12 million), net of tax of $6 million (2002 – $8 million) on the exercise of 526,240 (2002 – 611,927) stock options. In addition, 140,056 stock options were forfeited or cancelled during 2003.

At the end of the third quarter, a total of 5,663,487 (2002 – 4,130,067) stock options were outstanding and represented approximately 2.1% (2002 – 1.5%) of the Company's issued and outstanding common shares, which is within regulatory guidelines. The Company's market price per common share at the end of the third quarter was $60.60 (2002 – $53.15).

The Company recognized in operating income a compensation cost related to its stock option plan of $3 million (2002 – income of $16 million) in the third quarter and $30 million (2002 – $15 million) year-to-date and a gain on the fair value impact of the equity forwards of $1 million (2002 – loss of $19 million) in the third quarter and $31 million (2002 – $3 million) year-to-date.

NOTE 9. GUARANTEES

Effective December 29, 2002, the Company implemented Accounting Guideline 14 – "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this Guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events. These payments are contingent on either (i) changes in an underlying interest rate, security price, commodity price, foreign exchange rate or other variables that are related to an asset, liability or an equity security of the guaranteed party, (ii) the failure of another entity to perform under an obligating agreement or (iii) the failure of another party to pay its indebtedness when due (a "Guarantee"). The disclosures are required even when the likelihood of the guarantor having to make any payment under the Guarantee is remote.

The Company has provided to third parties the following significant Guarantees:

STANDBY LETTERS OF CREDIT The Company has established a standby letter of credit for the benefit of an independent Trust with respect to the credit card receivables securitization program of President's Choice Bank, a wholly owned subsidiary of the Company. This standby letter of credit could be drawn upon in the event of a major decline in the income flow from or in the value of the securitized credit card receivables, after the cash reserve account established pursuant to the securitization agreement has been depleted. The Company believes that the likelihood of this occurrence is remote. The aggregate gross potential liability under this arrangement, which represents 15% of the securitized credit card receivables amount, is approximately $81 million.

A standby letter of credit has been established by the Company in the amount of $35 million for the benefit of an independent Trust which provides loans to the Company's franchisees for their purchase of inventory and fixed assets. In the event that a franchisee defaults on its loan and the Company has not, within a specified time period, (i) assumed the loan, (ii) purchased the assets over which security has been taken, or (iii) increased the amount of the standby letter of credit by the outstanding amount under the loan, the Trust may draw upon this standby letter of credit.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

LEASE OBLIGATIONS In connection with historical dispositions of certain of its assets, the Company has assigned leases to third parties. The Company remains contingently liable for these lease obligations in the event any of the assignees are in default of their lease obligations. The estimated amount for minimum rent, which does not include other lease related expenses such as property tax and common area maintenance charges, is $178 million.

INDEMNIFICATION PROVISIONS The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions. These agreements by their nature may provide for indemnification of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration and can extend for an unlimited period of time. Given the nature of such indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

CORPORATE PROFILE

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

INVESTOR RELATIONS

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

EXECUTIVE OFFICE
Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922–8500
Fax: (416) 922–7791
Internet: www.loblaw.com

Ce rapport est disponible en français.

Printed in Canada.

www.loblaw.com

03 NOV 24 AM 7:21

LOBLAW COMPANIES LIMITED

Detail of Earnings Coverage Calculation on Interest on Long Term Debt

For the 52 weeks ended October 4, 2003

($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Net long term interest expense	213
Consolidated interest on long term debt	213
CONSOLIDATED EARNINGS	
Operating income	1,433
Other interest income	31
Earnings before long term debt interest and taxes	1,464
Consolidated earnings for calculation	1,464
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	6.873